CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Andrew Marshall, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)

the annual report on Form 40-F of First Mining Finance Corp. for the year ended December 31, 2016 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of First Mining Finance Corp.

Date: April 19, 2017

/s/ Andrew Marshall
Andrew Marshall
Chief Financial Officer
(Principal Financial Officer and) Principal Accounting Officer